------                                 U.S. Securities and Exchange Commission
FORM 4                                         Washington, D.C. 20549
------
[ ]  Check box if no longer         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
     subject to Section 16.
     Form 4 or Form 5 obligation        Filed pursuant to Section 16(a) of the
     may continue.                      Securities Exchange Act of 1934, Section
     See Instruction 1(b).              17(a) of the Public Utility Holding
     ---                                Company Act of 1935 or Section 30(f)
                                        of the Investment Company Act of 1940

-----------------------------------------  -------------------------------------------- --------------------------------------------
1. Name and Address of Reporting Person*   2. Issuer Name and Ticker or Trading Symbol  6.Relationship of Reporting Person to Issuer

Bailye      John         E.                   Dendrite International, Inc. ("DRTE")       (Check all applicable)
-----------------------------------------     Nasdaq National Market
(Last)     (First)    (Middle)                                                           X   Director                X  10% Owner
                                                                                        -----                      -----
                                                                                         X   Officer (give title        Other
                                                                                        -----             below)   ----- (specify
                                           --------------------------------------------                                   below)
                                           3.IRS Identification   4.Statement for             President and Chief Executive Officer
                                             Number of Reporting    Month/Year            ------------------------------------------
                                             Person, if an Entity   July 2000
        P.O. Box 749                         (Voluntary)
-----------------------------------------                         ------------------------------------------------------------------
            (Street)                                              5. If Amendment, Date  7. Individual or Joint/Group Filing
                                                                     of Original (Month/    (Check applicable line)
                                                                                  Year)
Far Hills    NJ         07931-0749                                                          X  Form filed by one Reporting Person
-----------------------------------------                                                 ----
(City)      (State)      (Zip)
                                                                                               Form filed by more than one Reporting
                                                                                               Person
                                                                                          ----
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Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1.Title of Security 2.Trans- 3.Transaction    4.Securities Acquired (A) or      5.Amount of Securi- 6.Ownership  7.Nature of
  (Instruction 3)     action   Code             Disposed of (D) (Instructions     ties Beneficially   Form:        Indirect
                      Date     (Instruction 8)  3, 4, and 5)                      Owned at End of     Direct       Beneficial Owner-
                      (Month/                                                     Month               (D) or       ship
                      Day/                                                        (Instructions       Indirect (I) (Instruction 4)
                      Year)                                                       3 and 4)            (Instruc-
                              -------------------------------------------------                       tion 4)
                              Code      V       Amount    (A) or     Price
                                                          (D)
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Common Stock          7/24/00  S                3,750      D        $27.44          3,287,951            D
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Common Stock          7/24/00  S                1,250      D        $27.44            854,610            I(1)        See Footnote 1
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Common Stock          7/25/00  S                1,000      D        $26.00            854,610            I(2)        See Footnote 2
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Common Stock          7/25/00  S                  500      D        $26.69            854,610            I(2)        See Footnote 2
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          7/25/00  S                  500      D        $26.75            854,610            I(2)        See Footnote 2
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Common Stock          7/25/00  S                1,000      D        $26.88            854,610            I(2)        See Footnote 2
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          7/26/00  S                9,375      D        $27.1125        3,287,951            D
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Common Stock          7/26/00  S                3,125      D        $27.1125          854,610            I(1)        See Footnote 1
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Common Stock          7/27/00  S                3,850      D        $29.0025        3,287,951            D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          7/27/00  S                1,250      D        $29.0025          854,610            I(1)        See Footnote 1
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Common Stock          7/31/00  S                7,500      D        $26.875         3,287,951            D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          7/31/00  S                2,500      D        $26.875           854,610            I(1)        See Footnote 1
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*If the  Form is  filed  by more  than one  Reporting  Person,  see  Instruction
4(b)(v).

Reminder:  Report on a separate line for each class of  securities  beneficially
owned directly or indirectly.(Print or Type Response)                                                                  Page 1 of 2


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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
1.Title of     2.Conversion  3.Trans-   4.Transaction    5.Number of      6.Date Exercisable and 7.Title and Amount    8.Price of
  Derivative     or Exercise   action     Code (Inst.8)    Derivative       Expiration Date        of Underlying         Derivative
  Security       Price of      Date                        Securities       (Month/Day/ Year)      Securities            Security
  (inst. 3)      Derivative    (Month/                     Acquired (A) or                         (Inst. 3 and 4)       (Inst. 5)
                 Security      Day/                        Disposed of (D)
                               Year)                       (Inst. 3, 4,
                                                           and 5)
                                         -------------------------------------------------------------------------------------------
                                         Code    V        (A)   (D)         Date Exer-   Expir-    Title   Amt or
                                                                            cisable      ation             # of
                                                                                         Date              Shares
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------------------------------------------------------------------------------------------------------------------------------------
9.Number of        10.Ownership      11.Nature of
  Derivative          Form of           Indirect
  Securities          Derivative        Beneficial
  Beneficially        Security:         Ownership
  Owned at            Direct (D)        (Inst. 4)
  End of Month        Indirect (I)
  (Inst. 4)           (Inst. 4)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Explanation of Responses:

(1) These shares were sold by Carinya Holdings Company ("Carinya"). Carinya is a general partnership consisting of Mr. Bailye, Mr. Bailye's wife and trusts for the benefit of each of their two minor children, as general partners. The trustees of such trusts are Mr. Bailye's parents and Mrs.
     Bailye's parents, respectively, as general partners. Mr. Bailye disclaims beneficial ownership of the shares owned of record by Carinya, except to the extent of the two 10% partners' interests therein owned by Mr. Bailye and his spouse, respectively.

(2)  These   shares   were  sold  by  the   Bailye   Family   Foundation    (the
     "Foundation").  The  Foundation  is  a  trust  established  exclusively  to provide financial support for charitable  organizations  which are intended to be  tax-exempt  institutions  under  Section  501(c)(3)  of the Internal
     Revenue Code of 1986, amended.  Mr. Bailye and his spouse constitute two of the three trustees of Foundation.

                                                                                    /s/ John E. Bailye                 8/9/00
                                                                                -------------------------------       --------------
                                                                                **Signature of Reporting Person       Date

     **  Intentional  misstatements  or  omissions of facts  constitute  Federal
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                     ---
     Note: File three copies of this Form, one or which must be manually signed.
If space provided is insufficient, see Instruction 6 for procedure.                                                           Page 2
                                   ---